        Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

        Subject: Computer Network Technology Corporation
Commission File No. 0-13994

        ON JANUARY 18, 2005, MCDATA CORPORATION, A DELAWARE CORPORATION, AND COMPUTER NETWORK TECHNOLOGY CORPORATION, A MINNESOTA CORPORATION, JOINTLY MADE AVAILABLE BY WEBCAST AN ANALYST CALL HELD ON JANUARY 18, 2005, A TRANSCRIPT OF WHICH FOLLOWS:

Conference Call Participants

  * Renee Lyall
  * John Kelley
  * Tom Hudson
  * Ernest Sampias
  * Brenden Smith
  * Greg Kobrick
  * Tom Curlin
  * Jason Ader
  * Andy McCullough
  * Kaushik Roy
  * Shebly Seyrafi
  * Aaron Rakers
  * Samuel Wilson

Presentation

Operator [1]

        Good morning. My name is Brooke and I will be your conference facilitator. At this time, I would like to welcome everyone to the McDATA CNT acquisition conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer period (Operator Instructions). At this time, I would like to introduce Ms. Renee Lyall, the new Director of Investor Relations for McDATA. Thank you, Ms. Lyall. You may begin your conference.

Renee Lyall, [2]

        Thank you, operator. Good morning, everyone. I'm Renee Lyall, McDATA's Senior Director of Investor Relations. With me on the call today are John Kelley, McDATA's Chairman, President and Chief Executive Officer; Ernest Sampias, McDATA's Chief Financial Officer and Tom Hudson, CNT's Chairman, President and Chief Executive Officer.

        A press release announcing our definitive agreement to acquire CNT was distributed today at 7:30 AM Eastern time over business wire and First Call. The press release is available on our web site at www.mcdata.com and on CNT's web site at www.cnt.com. This conference call is being recorded and a telephone replay will be available today beginning at approximately 12 noon Eastern time through the end of the day, Friday, January 21. To access the telephone replay, dial 706-645-9291, passcode 347124.

        The conference call today is being webcast live via the Internet at www.mcdata.com and will be archived on our web site for 90 days. The conference call is also being webcast live at www.cnt.com. Since this conference call will be available for replay on our web site, the SEC requires the following information to be provided, so please bear with us for a minute as we provide this information.

        It is expected that McDATA will file a registration statement on SEC Form S-4 and McDATA and CNT will file a joint proxy statement/prospectus with the SEC in connection with the merger. Once cleared by the SEC, we will mail the joint proxy statement/prospectus to stockholders of both companies. Investors and security holders are urged to read the registration statement and the joint proxy statement/prospectus carefully when they are available. The registration statement and joint proxy statement/prospectus will contain important information about McDATA, CNT, the merger, the persons soliciting proxies related to the merger, their interest in the transaction and related matters. Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov. Free copies of the joint proxy statement/prospectus and other documents, when completed, may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent—Attention to: Investor Relations, Broomfield, Colorado, 80021; or you can call us at 720-558-4629; or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Minneapolis, Minnesota, 55442, or by calling 763-268-6130.

        In addition to the registration statement and the joint proxy statement/prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC Public Records Room at 450 Fifth Street, Northwest, Washington DC, 20549, or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public for commercial document retrieval services and at the web site maintained by the SEC at www.SEC.gov.

        McDATA, CNT and directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interest in the merger due to security holdings of McDATA and CNT, consulting arrangements, service as directors and officers and rights to severance payments following the merger. In addition, certain directors and officers after the merger will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from the services as directors and officers of CNT prior to the merger. Additional information regarding the participants in this solicitation will be contained in the joint proxy statement/prospectus to be filed by McDATA and CNT with the SEC.

        Lastly, before we begin, let me remind you that during the course of the conference call, we will provide information that contains forward-looking statements, including forecasts of growth, future revenue, benefits of the proposed merger and expectations as the merger will be accretive to McDATA's results and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this presentation. Such risk factors include, among others, difficulties encountered in integrating merged businesses, uncertainties as to the timing of the merger, approval of the transaction by the stockholders of both companies, the satisfaction of closing conditions for the transaction, including the receipt of regulatory approvals; whether certain revenues grow as anticipated, the competitive environment in the storage networking industry and the competitive responses to the proposed merger and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this presentation. Additional information concerning these and other risk factors is contained in the risk factors section of both McDATA and CNT's most recently filed Forms 10-K and 10-Q. McDATA and CNT undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this announcement. At this time, I will finally turn the call over to John Kelley.

John Kelley, [3]

        Thank you, Renee, and good morning, everyone. We are very excited to announce a definitive agreement to acquire CNT, a leader in the WAN extension networking space, providing storage area networking products, software, services and solutions. The transaction is currently valued at $235 million in equity and net debt.

        This transaction is a transformational event for both companies. Through the combined power of McDATA and CNT, we will create a new leadership position in enterprise storage networking, encompassing world-class products, services and software. Demand for enhanced productivity, business continuity and regulatory compliance continues to grow and our customers are increasingly looking for better ways to design, deploy and manage their data against these market dynamics.

        We believe this combination of complementary businesses will provide customers with the long-term confidence that their strategic requirements for storage networking infrastructure will be met. Today's storage environment is moving towards a tiered network infrastructure and the opportunity to deliver a more comprehensive proven storage networking solution to a more geographically diverse enterprise customer base is very compelling. We believe the addition of CNT's offerings to those of McDATA's positions us well to capitalize on these industry trends.

        The acquisition will combine the products, talent and expertise of two respected names in storage networking. It will also dramatically accelerate our Global Enterprise Data Center initiative to deploy a broadened tiered network infrastructure. The ultimate goal is to allow customers access to the information they need anytime from anywhere in the world.

        Upon consummation of the deal, we will have a global customer base that can rely on us as a trusted provider of comprehensive world-class enterprise products across SAN, MAN and WANs in every stage of the planning and implementation of their tiered storage infrastructure. And as a combined forecasted $800 million entity with a presence in data centers around the world, we believe we will be able to offer customers global access to technologies, products and solutions built on generations of data center experience and ultra-high availability SAN-switching products, channel extension products and services, wide area products and securing data movement over distance.

        Now let me provide you with a few more specifics regarding the benefits we expect to realize as a combined company. The Global Enterprise Data Center offers customers a complete solution for secure, transparent access to business information anytime, anywhere. With CNT's business expertise, we accelerate the go-to-market potential for our Global Enterprise Data Center strategy, especially in Europe where CNT has significant presence, expanding our long-term growth and profitability potential. Our shared vision for and expertise in networking infrastructure will help ensure that we can address customer requirements more fully and capture opportunities to expand our sales and generate synergies.

        This transaction will provide McDATA's partners with an enhanced product and solutions portfolio that will greatly assist them in meeting their customers' needs more efficiently and effectively going forward. The bottom line is more opportunity for us means more opportunity for our partners.

        I would also like to emphasize that the two companies fit well culturally. Both of our companies share an unwavering commitment to customer needs, placing high emphasis on services and engineering. We are pleased and excited about the opportunity to bring the talents of both companies together to build a stronger organization for our customers, shareholders and partners.

        An integration office has been formed with the task of planning a combined roadmap that best supports McDATA's Global Enterprise Data Center initiative and meets customer and partner needs. As we work to complete the transaction, we expect that all of McDATA's and CNT's existing customers and partners will continue to receive the high-quality products and services they have come to expect from us. CNT's CEO Tom Hudson and another CNT board member will join McDATA's Board of Directors at the closing of the transaction. Now, let me turn the call over to Tom Hudson for some remarks.

Tom Hudson, [4]

        Thank you, John. My comments will be relatively brief because I do echo what John has said and think, and he has done an excellent job in summarizing the strategic value of this combination.

        This is a great development for all of our constituencies. For CNT's shareholders and stockholders, they will have an ownership in the company poised to generate solid, long-term returns through its leading position in the growing global storage networking industry. We also believe that our OEMs, the partners and customers, will benefit through the combined companies' robust storage networking solutions to address their customers' needs more rapidly and more efficiently. And employees of the combined company will be a part of a much larger organization with a stronger leadership position in a growing global industry.

        We have always admired McDATA, its leadership team and its culture and we're extremely pleased to join the McDATA family. Now I will turn this over to Ernie Sampias, McDATA's CFO, who will review the transaction terms with you.

Ernest Sampias, [5]

        Thanks, Tom. The transaction represents a total consideration of approximately $235 million in equity and debt based on CNT's net debt as of October 31, 2004. Under the terms of the agreement, CNT's shareholders will receive 1.3 shares of McDATA Class A common stock for each share of CNT common stock they hold. Additionally, McDATA will assume approximately $124 million in convertible debt from CNT. McDATA expects to issue approximately 40 million shares of Class A common stock to CNT shareholders. The transaction is expected to qualify as a tax-free exchange.

        Upon closing, which is expected to occur in the second quarter of fiscal 2005, McDATA and CNT shareholders will own approximately 76 percent and 24 percent of the combined company. The deal requires the approval of McDATA and CNT stockholders, clearance under the Hart Scott Rodino Antitrust Improvement Act and other customary conditions to closing. Estimated synergies from the merger are expected to result in operating income improvement in a range of $25 million to $35 million annually, beginning in the first full fiscal year after closing the transaction, which would be our 2006 fiscal year. McDATA anticipates the combined entity to achieve McDATA's previously stated stand-alone non-GAAP operating target of 10 percent by fiscal fourth quarter fiscal 2005.

        We believe the transaction will be accretive to non-GAAP earnings per share in fiscal 2005, assuming the deal closes in the second quarter of fiscal 2005. Onetime cash costs associated with the transaction are expected to be in the range of $40 to $50 million. Realization of the expected synergies between the two companies in fiscal 2005 is expected to result in an increase to McDATA's annual per-share earnings on a non-GAAP basis. This excludes the net effects of any onetime charges related to this transaction, as well as the net effect of amortization for intangible assets, amortization of deferred compensation and tax valuation allowances. These expenses will increase as a result of the transaction, and will be included in McDATA's per-share earnings on a GAAP basis. I will now turn the call back to John for his concluding remarks.

John Kelley, [6]

        Thanks, Ernie. Before I open the call up for Q&A, let me just reiterate how excited we all are about this combination. In summary, we believe that now is the right time to address intensifying customer demands for a comprehensive provider of best-in-class enterprise storage networking products, services and software that enable our Global Enterprise Data Center initiative. The addition of CNT enables McDATA's growth initiatives and expands our market opportunities as CNT provides McDATA with key elements needed to offer customers and partners a more complete solution for secure, transparent access to their information anytime, anywhere. CNT enhances our competitive posture within the enterprise storage industry and provides improving efficiencies in our operating model, and most importantly, positions us to be a long-term viable supplier to our customers' demands. Finally, through the accretive nature of the deal, the combined company expands our available market and profitability potential.

        And with that, we would like to take your questions.

Questions and Answers

Operator [1]

        (Operator Instructions) Brenden Smith, Goldman, Sachs & Co.

Brenden Smith, [2]

        Thanks very much; a few things. First, are there any breakup fees on the transaction? And then, one on the income statement; if you could just go over some of the revenue assumptions for the combined company, you get (ph) to some of those operating income targets. And then if you could give us what the forecast for the combined net cash balance will be?

Ernest Sampias, [3]

        Yes, there is a breakup fee of approximately $11 million involved in the transaction. And secondly, with regard to revenue synergies, we are not going to go into any detail in terms of revenue synergies at this point. What we will do is, we have an integration office established and until between now and the time of the closing of the transaction, it will be business as usual for both CNT and McDATA. And, then, during that time, we will be doing our planning with the integration team to address the product line that we expect to continue to support after the closing of the transaction.

        And the third point—what was the—cash. Okay. In terms of the expected cash, our forecast at closing is that we will be in a slightly cash-positive position. The total debt, in terms of McDATA's convertible and CNT's convertible debt, should be just slightly under $300 million, approximately $279 million. Our cash position, their cash position net of the onetime cash costs should put us in a $300 and just slightly over $300 million. So we would expect that we would be slightly cash-positive. I think, more importantly, because of the accretive nature of the transaction, we expect to be generating positive operating cash flow pretty much right from the get-go. So I hope that helps you.

Brenden Smith, [4]

        Any sense for what the average might be coming out of the gate first quarter after closing?

Renee Lyall, [5]

        You know, Brenden, we really need to move onto the next question. We will follow up with you after the call.

Brenden Smith, [6]

        All right, thanks very much.

Operator [7]

        Greg Kobrick, Lehman Brothers.

Greg Kobrick, [8]

        Hi. Could you talk a little bit more about the potential rationalization of the (indiscernible) Director of Portfolio (ph) between the companies? And also, if you can provide us a little detail on the potential expenses (ph) of the relationship with IBM through the acquisition? Thank you.

John Kelley, [9]

        As Ernie stated earlier, and we mentioned on the call, we have a office established really to evaluate products, people, all kinds of synergies. So it would be premature for us to be offering up on the call today what those are, because quite frankly, there's a lot of work that needs to be done in that regard. We're very optimistic that we will be able to reconcile this, and face our own customer and partner needs. So, I think in the discussions we've had, we're pretty optimistic we will be able to bring the power of those folks' capabilities with McDATA to the market.

        The second part was IBM. We haven't had a chance to really get into an in-depth discussion of IBM. We made the announcement today. But suffice it to say, both of our company's histories with IBM goes back 20 years and we're both OEMs. So, we are very optimistic that, in the case of IBM, our storage (indiscernible) extremely well in protecting what they have done with their customers in providing the right kind of synergies. So I guess I would say we are really bullish about the IBM opportunity.

Greg Kobrick, [10]

        Thank you.

Operator [11]

        Tom Curlin, RBC Capital Markets.

Tom Curlin, [12]

        Good morning. If you look at the revenue breakdown for CNT, I think it's clear to everyone, the synergy from a sales and service perspective. But can you help us understand—if I have this correctly about 45, 46 percent of revenue was from proprietary products. What is the breakdown of that group, in terms of the UMD versus the IP-based extension technology, versus some of the optical stuff you guys resale, versus some of the older extension technology?

Tom Hudson, [13]

        We have a wide range of products in our product line that I think will be very complementary to the product line for McDATA. We have the Wide Area Networking product line that has been on the technology base of fiber channel over IP with lead in that space and have probably the most—I believe clearly the most deployments worldwide with our customer set.

        We also have the fiber channel switch with the UMD; that's the high-end 256 port fiber channel switch. That has been running at approximately a $40 to $50 million run rate annually through two OEM channels—IBM and Hitachi—and through our own direct sales channel—CNT's sales force.

        The third product line is our own proprietary products for a family called the connectivity products—it's the 2700, 2800, 2900—that are basically soft switches that allow customers to software-wide switch the products. They're made out of New Jersey. They're a profitable line of products. And while it's a smaller revenue stream in the approximately $20 million size, it's a very good complement and there's nothing else like it on the market from anyone like a CNT or McDATA. And the very, very large accounts use it where they have thousands, if not tens of thousands, of either communication lines or fiber channel or other types of channels to switch between the various systems in a local site. So those are the three proprietary product lines.

        We then do some systems integration of WDMs. That runs in the range of about a $25 million range. We do much of that in Europe, some of it worldwide, where we integrate the Adva product for MAN—metropolitan area network solutions—of our customers. We also have our own blade that does that in the products.

        And then we have also integrated some third-party products from a variety of vendors. IBM—we're a reseller of IBM, reseller of EMC and others—for storage products, servers and software, like Tivoli and Veritas. And then you combine all of that with a wrapper of services for consulting and maintenance and managed services to complete the CNT suite. And that's approximately $135, $140 million.

Tom Curlin, [14]

        John, do you guys foresee continuing to do the third-party reseller model that exists with CNT today?

John Kelley, [15]

        Clearly, during the timeframe before we close, it's business as usual. So we'll continue to pursue that. And our expectation is we will take the best of what McDATA does and the best of what CNT does and work with our partners and end-users to provide that service. So we are seeing this as a plus-plus opportunity on both fronts, and the discussions for that will be pretty accurate here over the next 90 days. But all in all, it's a pretty good value proposition for our partners as we've shown a good willingness and a good end-user approach in taking care of those end-user needs.

Tom Curlin, [16]

        Thank you.

Operator [17]

        Jason Ader, Thomas Weisel Partners.

Jason Ader, [18]

        Good afternoon. Just to clarify in the last question that you were just talking about your products business, correct? You were breaking that down, Tom?

Tom Hudson, [19]

        I'm sorry—could you say that again?

Jason Ader, [20]

        You were just talking about your products business?

Tom Hudson, [21]

        Yes.

Jason Ader, [22]

        Okay. So it's roughly a $240 million run rate, and you broke down $135 to $140 from the third-party products, $25 million from the systems integration product, $20 million from the proprietary connectivity product, $40 to $50 from UMD, and then the remainder would be from the FCIP extension. Is that right?

Tom Hudson, [23]

        No. I think you confused it or I confused you. The third-party products are approximately $75 million, I think is what was done in the last four quarters. And then the rest of the maintenance services are around $90, the professional services and managed services are approximately $40-ish, and the rest—and then the $20 for the connectivity products and the $40 for the fiber channel switch. The rest is the fiber channel over IP products.

Jason Ader, [24]

        What is that roughly?

Tom Hudson, [25]

        I didn't subtract them all, but I think it's about—approximately $100.

Jason Ader, [26]

        $100 annually, okay. And then I guess I'm just—Ernie, I just wanted to ask you—where is the $40 to $50 million—that's a lot of cash cost—I mean, it sounds to me like a lot of cash cost for the transaction. Where is all of that coming from? Or where is that going to, I should say?

Ernest Sampias, [27]

        I think as we look at trying to, Jason, as we look at trying to rationalize the locations around the world, in terms of the facilities; I think as we look to try to rationalize the redundancies, in terms of positions; I think as we look at the severance cost, and as well as there is some commitments that CNT had that we expect that will require cash cost. We have taken kind of an initial view and tried to be fairly conservative, in terms of that range. Hopefully, we can beat that. But at this point, that is our best estimate.

Jason Ader, [28]

        Okay, thanks. And then just last quick question. You mentioned in your press release and on the call that you expect to achieve your operating margin target of 10 percent non-GAAP. I thought it was supposed to be an accretive transaction. Why are you pointing that out? I would think you would say you would be able to beat it, unless you are telling us you did not think you would make it otherwise. I guess I'm just trying to understand that language.

Ernest Sampias, [29]

        No. I think the intent is, and I think we have talked about this in the press release, being an accretive transaction in 2005. And we do expect that we will be able to improve, in terms of the performance of the combined entities, compared to what we had on a stand-alone basis for full-year fiscal 2005. In terms of achieving the 10 percent target, we expect that we will be able as a benchmark to achieve that, and hopefully improve upon that.

Jason Ader, [30]

        Okay, so you just wanted to be somewhat conservative, given timing considerations?

Ernest Sampias, [31]

        I would say that would be our nature.

Jason Ader, [32]

        Andy McCullough, First Boston.

Andy McCullough, [33]

        Just a quick question for John. I guess product roadmap aside, how do you plan on emerging what seem to be two distinct selling cultures with McDATA more of an OEM model and CNT with a seemingly more kind of a direct focus?

John Kelley, [34]

        Well, CNT, much to our delight, has a good relationship with the storage manufacturers as well. So it's not as though this—quote unquote—is a direct versus nondirect business. In fact, it should be very complementary and the product sets that are (indiscernible) out there. And the services are (indiscernible) customer support. The sophistication at tying these networks together, we get asked and other outsourcers get asked to tie them together by the storage companies. It happens all of the time. We just don't have a massive organization to probably meet—follow that demand. So we see this as an opportunity with our Global Enterprise Data Center to be able to provide that to the end-users if it works with our partners well. So I think there's work to be done here obviously. But right now, the story from my perspective is pretty strong as it relates to what we will be able to do with our partners and the data that we traditionally work with, the strength that CNT has had with those partners as well. And I'll let Tom just talk about as an example the implementation of replication mirroring over distance, it's quite substantial.

Tom Hudson, [35]

        I would just add to John's comments that we have excelled at CNT I think in the high-touch arena with customer solutions and with the larger customers in particular. And so what that typically has surrounded itself with was solutions that are heterogeneous. Most of the larger customers today have multiple vendors, they have multiple technologies, they have old, new and moving to the next generation of technologies. So what CNT has excelled at is putting all of that together in a solution for the customer.

        We have a long-standing relationship with our 3,000-plus customers. It builds up a whole level of trust I think on both a design and an implementation and after-install maintenance and management. So we can build on that together.

        I think as the large fiber channel switches move into the marketplace, as customers do more replication, they need help. And we're in a position with our consulting team, our design teams, to give them that help. And we have been—well, we're not agnostic about our own products for sure. We actually do install the whole breadth of products in the industry and work to allow those product solutions to work in a customer environment. So, I think that's a great complement to what has been an OEM-only model for McDATA.

Operator [36]

        Kaushik Roy, Susquehanna.

Kaushik Roy, [37]

        Thank you. What are the growth rate—revenue growth rate assumptions that you're using for the OpEx improvement? And then you must have thought about something about whether you're going to have both a UMD, as well as the i10K. Can you comment on that?

John Kelley, [38]

        I will take the last one first. That should be—teams are going to be looking at our technologies. We're going to take a look from a roadmap and from partner from an end-user perspective to make sure that we do the right thing. We had said earlier, it's really about best-of-breed doing the best kinds of things, and we intend to do that. Our transition office is set up, one wing of it, to look at the roadmap specifically, because there are other opportunities here from both synergies and ability toward new development. So, it's too premature, way too premature, about that. We know it exists. We will address it and I think it will be very collaborative for our partners. So, that's the last part. Ernie, do you want to do the first part?

Ernest Sampias, [39]

        Sure. Kaushik, in terms of our assumptions, we have not moved off the assumptions that we've talked about at the analyst day that McDATA should be able to grow at or above the market rate in 2005. And we have talked about that being in the 15 percent range. And so I think that is the fundamental assumption that we have looked at, in terms of our planning assumptions going forward.

Kaushik Roy, [40]

        And how much of the CNT revenue is coming from Brocade? And where do you expect that relationship to go from here?

Ernest Sampias, [41]

        Well, I will let Tom address the specific question about how much of their current third-party revenue comes from Brocade. But again, I think between now and the time of closing, which we expect to be during the second quarter of our fiscal year, it will be business as usual. And I cannot speculate on what may occur from a Brocade perspective. So, Tom?

Tom Hudson, [42]

        Yes. I would just comment that, again, CNT has been very well known for putting solutions together. And so in that context, we have actually resold Brocade. We've actually done some reselling of McDATA, as well as the WDMs and the storage and the software. And—because that's the environment most customers find themselves in. So, I think it's fair to say, at least as long as we're doing the systems integration solutions, we will continue to try and work with customers for the very best solution. And invariably, that has multiple architectures in it. So, we will continue to provide them the best solution with what their best decisions are.

Kaushik Roy, [43]

        Can you quantify how much the Brocade revenue is at this point?

Tom Hudson, [44]

        No. We don't report that typically. It's in our overall solution third-party product number.

Renee Lyall, [45]

        Operator, can we move on to the next question, please?

Operator [46]

        Paul Mansky, Smith Barney. His question has been withdrawn. Shebly Seyrafi, Merrill Lynch.

Shebly Seyrafi, [47]

        Thank you very much. Good morning, everybody. So this morning, I built a crude CNT model for 2005, using consensus estimates as a guide. Assuming the CNT gross margin improves to even 45 percent from 44 percent in the latest quarter, I get a penny of dilution by the end of fiscal '05. I'm just wondering—do you expect the CNT gross margin to improve to even higher than 45 percent, or do you expect better operating expense improvement by the end of the year? Thanks.

Ernest Sampias, [48]

        I think at this point, I don't want to comment in terms of that level of detail, in terms of—because, again, we have not articulated at this point any specific product plans at this time, and we will be working on that during the integration period between now and the time the transaction closes. So it would be premature for me to speculate, in terms of what the gross margin on those combined products may look like.

Shebly Seyrafi, [49]

        Maybe you could talk about the synergy expectation. Do you expect more cost synergy or more revenue synergy in terms of your total synergies?

Ernest Sampias, [50]

        I think, Shebly, that right now, I think that the primary improvement in operating income we expect to come primarily from OpEx synergies. I think that if anything, we would expect there could be some negative revenue synergies, in terms of rationalizing product overlap in 2005 that could occur.

Shebly Seyrafi, [51]

        Thanks.

Operator [52]

        Aaron Rakers, A.G. Edwards.

Aaron Rakers, [53]

        Thanks, guys. Just following on with Shebly's question, in regards to product positioning going forward, help me understand where CNT sat in regards to competing against your existing portfolio. Specifically, is the UMD going to be primarily positioned to compete with your existing 6140 product? And also, if you can update me on the CNT roadmap going forward, in regards to 4 gigabit per second, and also some emerging technologies. Thanks.

John Kelley, [54]

        Those are all great questions. Again, many of them are way too premature. We have our own groups that will be launching here over the next couple weeks to try to get some of those. We have some ideas on both sides. We're going to keep the customer and partners in mind when we do that.

        We're launching our i10K today. So that announcement will be out this morning, so our high-end director. And there's no question with UMD and the i10K, that's the point where we have got to go get that reconciled. So let's just put that up on the table. We have not had a chance to really do the kinds of things I think we need to do there.

        The rest of the product roadmap we think is pretty complementary, actually. And when you go look at the customer side of it and the options and the alternatives it will provide them, we're really optimistic. We will move to that transition pretty smoothly. We will be smart about it, but we'll move through that and come up with where that is defined.

        As far as the projections around that, I'm not comfortable at all speaking to it because we just haven't had a chance to put a real process and a real deep dive and some real hard decision-making that will be required to make this thing the sort of value that we would expect. We're going to continue to do updates, so there is no question that we'll try to make that happen and—as we bring this to a swift close.

Tom Hudson, [55]

        I would just maybe add one other comment to it, John, and that is—I think this industry as it's maturing into this growth sector that it's into today, it's all about best-of-breed products, which combined, we will now have the broadest in best-of-breed products, and it's all about a go-to-market that includes the balance with the (indiscernible) manufactures and the types of the customer and helps them to use them.

        In the R&D world, we're going to be able to have support and afford a larger R&D budget as a combined entity, and it's quite clear that the combined teams are in a great position to do that.

John Kelley, [56]

        Ernie, do you have anything else to add to that one?

Ernest Sampias, [57]

        No, I don't.

Operator [58]

        Paul Mansky, Smith Barney.

Unidentified Speaker [59]

        This is actually Chris (ph) for Paul. I just wanted you guys to talk in general how you view this transaction affecting your relationship with EMC? Thanks.

John Kelley, [60]

        Well, it actually is pretty good. The CNT relationship with EMC is very good. They were complementary and the implementation of a lot of storage devices ties to their distance capabilities, both on backup and—I will let Tom talk about that. But, there's a lot that has been done with EMC. Their products have been moved through the EMC qualification patterns, as we have. So EMC has worked very collaboratively with CNT for a long period of time. In fact, it was a pretty deep relationship. I will let Tom comment about that.

        For us, it's business as usual. We're focused on doing what we normally do, which is trying to get the best products to EMC so when they go to their customer, they can provide the best solutions. We're part of their solution set. The traction with our Eclipse products with the IFCP capabilities, coupled with our Director products, coupled with the sorts of services that we have been providing for some period of time I think has spoken well for us and EMC through the years. They are a big part of our getting into 8000 data centers worldwide. So we believe that when all of the facts are on the table with EMC and we get a chance to review it, we think we'll have a really positive response from them and certainly our customers are going to like it.

Tom Hudson, [61]

        I would just add that I think our partners will be very supportive of this. We've had long-term relationships with EMC. In particular, we've done over 3500 remote replications with our customers. And so they've certainly used the access to our products and will continue to use the access to our products, and that will have an enhanced product and solution portfolio to assist them in our customers to get the job done more efficiently and effectively. I think, and as well, IBM has continued to be our largest customer, for instance, in CNT's world with IGS and their outsourcing facilities management. They've made great use of our replication capability. So I think we clearly recognize and they recognize the importance of giving customers the and providing them the breadth of offerings and advanced solutions with our compelling technology solutions. I think the most recent announcement with EMC and Cisco was an example where partnering gives 1 plus 1 and a better solution to the customer.

Ernest Sampias, [62]

        Yes, Tom and John, this is Ernie. Also, if you go to the EMC web page, their homepage, and you look under partnerships and alliances, you will see CNT listed both as an authorized services network partner and a VAR partner for EMC. So, I just wanted to make sure that we threw that in there as well.

Renee Lyall, [63]

        Operator, we have time for one more question.

Operator [64]

        Samuel Wilson, JMP Securities.

Samuel Wilson, [65]

        Last question. Good morning gentlemen, just two small questions. First, McDATA generates about 35 percent of the business internationally right now. Are expectations close to this transaction is that more business will come internationally than it has in the past? And secondly, who approached whom?

Ernest Sampias, [66]

        First of all, I think last quarter, we were closer to almost 40 percent internationally. And we have talked about a goal of getting more to a 50/50—50 percent split internationally, and I think this transaction will help move us directionally towards that goal. John and Tom, you can handle the second part.

John Kelley, [67]

        Well, you know, it was sort of spontaneous combustion, I would say. One thing that has been coming up, we have talked in our past about our success with Eclipse and clearly the Ultra-Edge (ph) products that CNT has had success with. Our customers are saying, hey folks, there's some real power here. You offer complementary products. We have this worldwide network where China put together. We're trying to combine sites, we're trying to provide connectivity from different data centers. It's really worldwide. So we have had customers to ask us over the last year a lot, saying are you going to work together, can you get your products to work together? It's very complementary. So the customers, end-users, have been pushing quite a bit. And when you look at this Global Enterprise Data Center initiative, it is only logical. But we had a chance to meet and say, what could 1 plus 1—Tom referenced it earlier—what could it be? And it could be pretty big. Tom, I don't know if your perspective on it.

Tom Hudson, [68]

        I would just add that maybe we're both about 20 years old. I guess that makes us consenting adults. We had a shared vision of what the customers wanted and their desire to have it, gives them critical mass that we combined have and the capability to deliver and help them to use it. So, I think it's really all about the customer, because this is a growth market in the IT industry. It gives the combined capability, we're much better off to go after it.

Samuel Wilson, [69]

        Thank you.

Renee Lyall, [70]

        Thank you everyone for joining us today. If you have any questions, please feel free to call investor relations. Thank you.

Operator [71]

        Thank you. This concludes today's McDATA CNT acquisition conference call. You may now disconnect.

        ADDITIONAL INFORMATION AND WHERE TO FIND IT: It is expected that McDATA Corporation, or McDATA, will file a Registration Statement on SEC Form S-4 and McDATA and Computer Network Technology Corporation, or CNT, will file a Joint Proxy Statement/Prospectus with the SEC in connection with the merger which was the subject of the preceding analyst call, and that McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about such merger. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. The Registration Statement and Joint Proxy Statement/Prospectus will contain important information about McDATA, CNT, the merger, the persons soliciting proxies relating to the merger, their interests in the transaction and related maters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus and these other documents, when completed, may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

        In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC.

You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA's and CNT's filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

        McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the merger. Certain directors and executive officers may have direct or indirect interests in the merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the merger. In addition, certain directors and officers, after the merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the merger. Additional information regarding the participants in the solicitation will be contained in the Joint Proxy Statement/Prospectus to be filed by McDATA and CNT with the SEC.